82-4401

PSG
CAPITAL LIMITED

30 November 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

772-9207
Per fax: 091 202 ~~942 9624~~

Number of pages in total: ***3***

Dear Sir/Madam

JD GROUP LIMITED: NO CHANGE STATEMENT

The enclosed letter and attachment is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise, subject thereto that the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at:

Telephone : +27 11 797 8436
Facsimile : +27 11 797 8435
E-mail : gerhards@psgcapital.com

Yours faithfully
PSG CAPITAL LIMITED

G P SWART
Director: Corporate Finance
cc Melvyn Jaye, Company Secretary : JD Group Limited
cc Solette Wilke

dw 12/7

PSG
CAPITAL LIMITED

30 November 2005

The Vice President
The Bank of New York
1 Wall Street
NEW YORK
NY 10286
UNITED STATES OF AMERICA

faxed

Per facsimile: (091) 212 635 1121

Dear Sir

JD GROUP LIMITED: NO CHANGE STATEMENT

We enclose for your information a copy of the announcement disseminated on the Securities Exchange News Service of the JSE Limited on Wednesday, 23 November 2005.

Yours faithfully
PSG CAPITAL LIMITED

G P SWART
Executive: Corporate Finance
cc: Melvyn Jaye, Company Secretary : JD Group Limited

PSG Capital Limited
Reg No. 2002/017362/06

Directors: J F Mouton (Chairman) • C A Otto • D F Burger • E T Finaughty
W L Greeff • E de V Greyling • J A Grobbelaar • T Hayter • P Malan

Building No. 8 • Woodmead Estate
1 Woodmead Drive • Woodmead • 2157
P O Box 987 • Parklands • 2121 • South Africa
Tel: +27 (11) 797 8400 • Fax: +27 (11) 797 8435

JD GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
ISIN: ZAE000030771
JSE code: JDG
("the company" or "the group")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the annual financial statements for the year ended 31 August 2005 will be dispatched to shareholders today, Wednesday, 23 November 2005.

Shareholders are further advised that JD Group will not be publishing an abridged report, as the annual financial statements contain no modifications to the audited results published on the Stock Exchange News Service on Thursday, 3 November 2005.

The results of JD Group and the annual financial statements were audited by JD Group's auditors, Deloitte & Touche, whose report is available for inspection at JD Group's registered office.

Notice is hereby given that the annual general meeting of shareholders will be held at the registered office, 11th Floor, JD House, 27 Stiemens Street, Braamfontein on Wednesday, 8 February 2006, at 08:00 to transact business as stated on the notice of the annual general meeting forming part of the annual financial statements.

Johannesburg
23 November 2005

SPONSOR: PSG Capital Limited